February 7, 2006


Robert S. Littlepage
Accountant Branch Chief
Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

Re:      Chadmoore Wireless Group, Inc.
         Form 8-K filed January 30, 2006
         File No. 000-20999

Dear Mr. Littlepage:

         This letter is written in response to the comments of the Staff of the Securities and Exchange Commission faxed to me on February 2, 2006 regarding the Form 8-K filed January 30, 2006, for Chadmoore Wireless Group, Inc. (the "Company" or "Chadmoore").

         For your convenience, we have restated your comments in full and have numbered our responses to match the numbering of the comments and headings used in your letter.

     A capitalized term used in this letter that is not defined herein will have the same meaning as given in the Form 8-K filed January 30, 2006.

     1. We note that you intend to file an amended Form 10K-SB for the year ended December 31, 2004. Please confirm that you also intend to file amended Forms 10-QSB for the quarters ended March 31, 2005 and June 20, 2005. Also tell us when you will file these amendments.

         Based on a telephone conversation with the Staff on Friday, February 3, 2006, the Company's Form 10-KSB for the year ended December 31, 2005 will include the financial statements for 2005, reflecting the change described in the Form 8-K filed January 30, 2006. In addition, as discussed with the Staff, the financial statements for 2005 will include restated quarterly financial information for 2004 and 2005, disclosing the described change and its effect on the quarterly financial information previously provided to shareholders.
















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     2.  Item 4.02(c) of Form 8-K requires you to provide your independent accountant with a copy of the disclosure you are making in response to
         Item 4.02(b) and request that it furnish you with a letter stating whether it agrees with the statements you have made in response to Item 4.02(b). If your independent accountant does not agree with your disclosure, it should explain why not. Please amend your Form 8-K to file this letter as an exhibit no later than two business days after you receive it.

         The letter from our independent accountant described in your comment 2 was filed with the Commission on January 31, 2006, in an amendment to the Form 8-K.

                                      * * *

         The Company acknowledges the following:

         o the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

         o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to filings; and

         o the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         Thank you for your cooperation. Please do not hesitate to contact me directly at 702-740-5633, extension 101, if you have any questions or comments.

Sincerely,

/s/ STEPHEN K. RADUSCH

Stephen K. Radusch
Chief Financial Officer